Envoy 3rd quarter report 2003

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion focuses on Envoy’s operating performance for the nine months ending June 30, 2003 and June 30, 2002. This analysis reviews the Company’s financial performance and financial condition and should be read in conjunction with the accompanying unaudited financial statements (“Financial Statements”) and Notes.

OVERVIEW

Envoy’s 2003 third quarter results are significantly improved, reflecting management’s execution of its restructuring plan to more closely align our costs with our projected revenues, to divest of non-core assets, to reduce bank indebtedness and to focus our resources on our consumer and retail branding businesses.

During the 2nd quarter we shut down our New York agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) after conducting a review of the ongoing viability, future prospects, cash needs and local debt situation of this company. We also successfully terminated the real-estate lease commitments associated with our New York agency. The cost associated with this termination of the real estate has been fully expensed in our Financial Statements. In our 1st quarter we disposed of our technology operations.

As a result of our restructuring efforts and closure of unprofitable businesses our salaries and benefits and occupancy costs have decreased significantly. Our salaries have decreased to $21.3 million from $36.2 million or 41% from the previous year. As stated last quarter, our goal was to improve our labour to net revenue ratio to 62% from 72% in the second half of fiscal 2003. Our labour to net revenue was 59% for the 3rd quarter and will be approximately 62%, for the second half of fiscal 2003. Our occupancy costs have decreased to $2.6 million from $3.6 million or 27% from the previous year. As stated last quarter, we estimated our occupancy to net revenue ratio to improve to 6.5% from 9% in the second half of fiscal 2003. Our occupancy to net revenue was 6.2% for the 3rd quarter and will be approximately 6.5%, for the second half of the year.

In April, we normalized our banking arrangements with our bankers, The Toronto-Dominion Bank and Fleet National Bank. The new credit agreement with our bankers provides for a demand operating line of credit of up to $7.0 million dollars. In order to obtain the new credit facility, we reduced our level of bank borrowings by issuing $2 million of convertible debentures due 2008. Costs associated with the new credit agreement have been charged to interest expense.

Management continues to focus on our core strength, consumer and retail branding. Watt International, our retail branding company, now represents approximately 80% of our business, and it has won several new significant contracts during the year. In this quarter, Watt has signed new client contracts valued at more than $12.0 million dollars, over a three to four year period. The results in our 3rd quarter have not been impacted by the new business. This new business will begin positively impacting our revenues in the first quarter, beginning October 2003.

Net revenue for the nine months ended June 30, 2003 was $31.7 million, which included net revenue from disposed subsidiaries of $3.4 million. At March 31, 2003 we had estimated that our revenues would grow 10% in the second half of our 2003 fiscal year. Net revenue for the 3rd quarter increased 18%, compared to the 2nd quarter, and we expect net revenue for the 4th quarter to be consistent with our 3rd quarter in the range of $11.0 million. Overall, we will expect total growth in revenue for the second half of the year to be approximately 3.5%. This lower than anticipated growth is due to a number of factors, including slower than anticipated start up of our new Watt division providing reproduction services and the significant declines in the travel business impacting the operations of corporate events business.

As a result of the above operational changes, management believes the business will continue to show improved results in the coming quarters.

RESULTS OF OPERATIONS

Nine months ended June 30, 2003 compared with nine months ended June 30, 2002

Net revenue by type of service and by customer location:

	2003	2002

Marketing	$6,505,816	$10,272,016
Consumer and retail branding	24,860,524	28,780,146
Technology	291,854	6,821,396

	31,658,194	45,873,558

	2003	2002

Canada	$4,928,686	$13,730,375
United States	13,946,658	21,364,625
United Kingdom and Continental Europe	12,782,850	10,788,558

	31,568,194	45,873,558

Net revenue for the nine months ended June 30, 2003 was $31.7 million compared to $45.9 million for the nine months ended June 30, 2002, representing a decrease of $14.2 million or 31%.

Net revenue by type of service:

Approximately $7.0 million of the decrease is related to a decline in revenues from our technology business. In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and our other technology company, Sage Information Consultants Inc. (“Sage”), was shutdown.

Net revenue from marketing has also decreased by approximately $3.8 million; all of this decrease was from our New York agency. After a lengthy review of all options available to us, Envoy closed its New York agency in February 2003 (see Note 3 to the Financial Statements for a summary of the transaction). The balance of our marketing revenue is made up of our advertising agency and our corporate event companies. Although revenues from our advertising agency have increased from last year, most of this has been offset by a decline in our corporate event business, due to a decline in travel as a result of a number of factors including the Iraq war, SARS and the slowdown in the North American economy. Based on our revenue forecasts, we expect this trend in corporate events revenues to continue for the remainder of fiscal 2003.

Net revenue from consumer and retail branding services decreased approximately $2.7 million, from $27.6 million to $24.9 million. Approximately $1.7 million of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. Although, revenues for the first nine months of this year from our consumer and retail branding services are lower than last year, there have been significant new business wins over the past few months, with a corresponding backlog of new orders. Our sales volume for the 3rd quarter of 2003 was consistent with that of 2002. We believe that the balance of the decline in revenue is related primarily to the timing of customer branding programs. Therefore, revenue from these sources should improve over the remainder of this year.

Net revenue by customer location:

Net revenue from Canada has decreased approximately $8.8 million. Approximately, $8.1 million of that was due to the restructuring of business in 2002, the shutdown of Sage and the sale of the assets of Devlin in 2003. Net revenue from the US has decreased approximately $7.4 million. Approximately $4.7 is due to the closure of our New York agency, the US sale of our technology companies and the closure of the Boston and New York consumer and retail branding part of the business. The remainder of the decline is due to reductions in business with other US customers in our ongoing operations. Net revenue from Continental Europe has increased approximately $2 million. The increase in Continental Europe is in our consumer retail branding business. We expect continued growth and improvement from Continental Europe.

Operating expenses: Operating expenses for the nine months ended June 30, 2003 were $28.4 million, compared to $48.0 million for the nine months ended June 30, 2002, representing a decrease of $19.7 million or 41%. The decline in operating expenses is the result of the restructuring plan implemented in fiscal 2002, the closure of our New York agency and Sage, the sale of Devlin and a continued effort by management to reduce costs.

Salaries and benefits expenses for the nine months ended June 30, 2003 were $21.3 million, compared to $36.2 million for the nine months ended June 30, 2002. This represents a decrease of $14.9 million or 41% and an annualized reduction of approximately $20.0 million. Salaries and benefits are being closely monitored in order to better match our expected revenues with labour costs.

General and administrative expenses for the nine months ended June 30, 2003 were $4.4 million, compared to $8.3 million for the nine months ended June 30, 2002. This represents a decrease of $3.9 million or 47%. Included in general and administrative expenses is a foreign exchange gain of $333,105. This gain consists of a foreign exchange loss from operations of ($507,976) and the recognition of deferred foreign exchange gains of $841,081 from the closure of our New York agency. The majority of the foreign exchange loss is due to the U.S. exchange ratio. Excluding the foreign exchange gain relating to the sale of our New York agency (see Note 3 to the Financial Statements), general and administrative expenses declined by 37%. We have been making significant efforts to reduce expenses prudently and to incur expenditures that will add revenue and improve efficiencies. In addition to cost cutting reductions in our ongoing business, our general and administrative expenses have decreased as a result of the disposal of subsidiaries.

Occupancy costs for the nine months ended June 30, 2003 were $2.6 million, compared to $3.6 million for the nine months ended June 30, 2002. This decrease is a result of the termination of office space obligations in both New York and Toronto. We will continue to see additional reductions in occupancy costs for the remainder of this year. The annualized savings in occupancy costs of $1.3 million and $840,000 are a result of our restructuring initiative in fiscal 2002 and the shutdown of our New York agency, respectively. We expect our annual occupancy expense going forward to be approximately $2.8 million, compared to the $4.7 million incurred in fiscal 2002.

Management believes that earnings (loss) before depreciation, amortization, interest, expense, restructuring costs, taxes, gain on disposal of subsidiaries, income taxes and goodwill amortization (“Adjusted EBITDA”) is an important measure of profitability when evaluating a company. Using Adjusted EBITDA eliminates distortions created by goodwill amortization, tax rates, interest charges and other non-recurring charges or gains and makes the operating results more comparable with those of other companies. In computing Adjusted EBITDA, we have excluded the direct costs charged for the restructuring and disposal of our businesses. We have excluded these charges because management believes that such costs are non-recurring in nature and were the result of economic circumstances that will not recur in future periods. Adjusted EBITDA is a non-GAAP definition and might vary between different companies.

Adjusted EBITDA: For the nine months ended June 30, 2003, we had Adjusted EBITDA of $3.3 million compared to Adjusted EBITDA of ($2.2) million for the nine months ended June 30, 2002.

Other items: Depreciation expense for the nine months ended June 30, 2003 was $1.7 million, compared to $2.2 million for the nine months ended June 30, 2002.

Interest charges for the nine months ended June 30, 2003 were $2.1 million compared to $630,592 for the nine months ended June 30, 2002. As described in Note 2B to the Financial Statements, the increase in interest expense is due to a number of factors. The interest rate of our bank facility increased from a blended rate of approximately 3% in fiscal 2002 to 9.5% in the first three-quarters of this year. We issued convertible debentures during the latter half of fiscal 2002 to help fund our restructuring costs. The debentures carry a coupon of 10%. In addition to the cash interest on the debentures, there is an imputed, non-cash expense during the nine months of $626,780. The requirement for this non-cash interest expense and the basis of calculating the amount of interest is explained in Note 2A(d). We also had expenses relating to our new credit facility of $436,775 in the nine months. In future months, the interest expense paid on the bank debt will decrease as a result of $3.4 million in principal repayments made in January and February 2003. This decrease will be partially offset by the issue of the $2.0 million in convertible debentures during the 3rd quarter (see Note 2 and to the Financial Statements).

A $2.4 million gain included in the disposal of subsidiaries is a result of the shutdown of the New York agency (as described in Note 3 to the Financial Statements) has been recognized. In addition, we recognized a foreign exchange gain of $841,081, which has been reflected as a reduction in our general and administrative expenses. As a result of the closure of Sage and the sale of Devlin, a loss of ($114,684) has been recorded.

By the end of the 3rd quarter of 2003 it has been determined that an excess accrual of restructuring costs had been accrued in fiscal 2002. The excess of the accrual over the balance of the remaining payments totaling $191,605 has been reversed into the income statement. In 2002, Envoy had expensed restructuring costs and unusual items totaling $8.0 million.

In fiscal 2003, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants Handbook Section 1581 and “Business Combinations” (“CICA Handbook”). All business combinations are accounted for using the purchase method of accounting. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing. As a result of the new provisions, there is a $18,148 charge for amortization of intangible asset, but no goodwill amortization expense or write-down was incurred. In 2002, Envoy amortized $1.9 million and wrote down a further $28.4 million of goodwill.

Net income (loss):

As a result of the foregoing factors, we had net income of $1.8 million for the nine months ended June 30, 2003, compared to a net loss of ($38.0) million for the nine months ended June 30, 2002.

Per share amounts:

Basic net income per share is $0.08 (2002 — ($1.82)) and fully diluted net income per share is $0.07 (2002 — ($1.82)).

Basic net income per share before goodwill amortization is $0.08 (2002 - ($0.37)) and fully diluted net income before goodwill amortization per share is $0.07 (2002 — ($0.37)).

CASH FLOWS

Net cash provided by (used in) operating activities before non-cash working capital balances was $1.1 million for the nine months ended June 30, 2003 and ($6.9) million for the nine months ended June 30, 2002. The improvement in net cash provided by operating activities was due to income from operations, the disposal of subsidiaries, the timing of large media payments and cash receipts.

Net cash provided by (used in) financing activities was ($872,237) for the nine months ended June 30, 2003 and $1.4 million for the nine months ended June 30, 2002. The increase in the usage of cash is primarily due to paying down additional debt of $3.7 million (3.4 million relating to our bank facility), compared to $1.6 million in the nine months ending June 30, 2002. In accordance with our new credit facility, additional debt repayments were made subsequent to the execution of the new bank credit agreement in the 3rd quarter (see Note 2A(a) to the Financial Statements).

Net cash used in investing activities was ($1.9) million for the nine months ended June 30, 2003 and ($1.5) million for the nine months ended June 30, 2002. The cash outflow from investing activities is primarily due to the shutdown of our New York agency. Offsetting this decrease are lower purchases of fixed assets of $654,468.

Quarterly Information

For the three months ended	June 30, 2003	March 31, 2003	December 31, 2002

Adjusted EBITDA	$2,098,439	$634,124	$543,451
Interest expense	(618,417)	(801,654)	(692,459)
Provision for income taxes	(102,000)	(122,562)	122,562
Depreciation and amortization	(602,158)	(590,184)	(575,202)
Restructuring costs and unusual item	191,293	—	—
Gain on disposal of subsidiaries	—	2,272,123	—

Net income (loss)	$967,157	$1,391,847	$(601,648)

For the three months ended	June 30, 2002	March 31, 2002	December 31, 2001

Adjusted EBITDA	$622,802	$(2,542,265)	$(251,853)
Interest expense	(289,910)	(150,119)	(190,564)
Provision for income taxes	134,750	4,666,213	540,792
Depreciation and amortization	(844,540)	(30,141,714)	(1,542,355)
Restructuring costs and unusual item	25,985	(7,638,442)	(386,000)

Net loss	$(350,913)	$(35,806,327)	$(1,829,980)

Three months ended June 30, 2003 compared with three months ended June 30, 2002

Net revenue: Net revenue for the three months ended June 30, 2003 was $10.7 million compared to $14.8 million for the three months ended June 30, 2002, representing a decrease of $4.1 million or 28%. Approximately $1.7 million of the decrease is related to a decline in revenues from our technology business. Both of our technology companies were disposed of in the first quarter of fiscal 2003. Net revenue from marketing has also decreased by approximately $1.6 million, due to the closure of our New York agency.

Net revenue from consumer and retail branding services decreased approximately $800,000 from $10.4 million to $9.7 million. Approximately $200,000 of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. The remainder of this decline is due to timing of business in continuing operations.

Operating expenses: Operating expenses for the three months ended June 30, 2003 were $8.6 million, compared to $14.2 million for the three months ended June 30, 2002. This represents a decrease of $5.6 million or 39%. The decline in operating expenses is the result of the restructuring plan implemented in fiscal 2002, the disposal of subsidiaries and continued efforts by management to reduce costs.

Salaries and benefits expenses for the three months ended June 30, 2003 were $6.3 million, compared to $11.3 million for the three months ended June 30, 2002. This represents a decrease of $5.0 million or 45% and an annualized reduction of approximately $20.0 million. Salaries and benefits are being closely monitored to better match our expected revenues with labour costs.

General and administrative expenses for the three months ended June 30, 2003 were $1.7 million, compared to $1.8 million for the three months ended June 30, 2002. This represents a decrease of $0.1 million or 6%. Included in general and administrative expenses is a foreign exchange loss of $321,800 (2002 — $143,552). Excluding the foreign exchange losses, general and administrative expenses declined by 19% in 2003 over 2002. We have been making significant efforts to reduce expenses prudently and to incur expenditures that will add revenue and improve efficiencies.

Occupancy costs for the three months ended June 30, 2003 were $663,134, compared to $1.1 million for the three months ended June 30, 2002. This decrease is a result of the abandonment of redundant office space in both New York and Toronto. We will continue to see additional reductions in occupancy costs for the remainder of this year. We expect our annual occupancy expense going forward to be approximately $2.8 million, compared to the $4.7 million in fiscal 2002.

Adjusted EBITDA: For the three months ended June 30, 2003, we had Adjusted EBITDA of $2.1 million compared to Adjusted EBITDA of $622,802 for the three months ended June 30, 2002. See the nine month commentary above on Adjusted EBITDA.

Other items: Depreciation expense for the three months ended June 30, 2003 was $596,109 compared to $649,318 for the three months ended June 30, 2002.

Interest charges for the three months ended June 30, 2003 were $618,4178, compared to $289,910 for the three months ended June 30, 2002. As described in Note 2B to the Financial Statements, the increase in interest expense is due to a number of factors, as described in the nine-month commentary above.

By the end of the 3rd quarter of 2003 it has been determined that an excess accrual of restructuring costs had been accrued in fiscal 2002. The excess of the accrual over the balance of the remaining payments totaling $191,605 has been reversed into the income statement. In 2002, Envoy had a recovery of restructuring costs of $25,985.

Pursuant to the new provisions of the CICA Handbook, Section 1581, all business combinations are accounted for using the purchase method of accounting. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized but subjected to impairment testing. As a result of the new provisions, there is a $6,049 charge of amortization of intangible asset, but no goodwill amortization expense or write-down was incurred. In 2002, Envoy amortized $195,222 of goodwill.

Net earnings (loss):

As a result of the foregoing factors, we had net income of $967,157 for the three months ended June 30, 2003, compared to net loss of ($350,913) for the three months ended June 30, 2002.

Per share amounts:

Basic net income per share of $0.05 (2002 ($0.02)), and fully diluted net income per share is $0.03 (2002 ($0.02)).

Basic net income per share before goodwill amortization is $0.05 (2002 ($0.01)) and fully diluted net income before goodwill amortization per share is $0.03 (2002 ($0.01)).

CASH FLOWS

Net cash provided by operating activities before non-cash working capital was $1.8 million for the three months ended June 30, 2003 and $377,715 for the three months ended June 30, 2002. The improvement in net cash provided by operating activities was due to the disposal of subsidiaries, the timing of large media payments and cash receipts from quarter to quarter, increased earnings and improved operating performance discussed above.

Net cash provided by financing activities was $2.0 million for the three months June 30, 2003 and $1.7 million for the three months ended June 30, 2002.

Net cash used in investing activities was ($408,411) for the three months June 30, 2003 and ($635,096) for the three months ended June 30, 2002.

OTHER

Our common shares trade on The Nasdaq SmallCap Market, which has a number of compliance requirements for continued listing. One of these requirements is that the closing bid price of our common shares must be at least US$1.00 for 10 consecutive trading days. On June 17, 2003, we received written notification that our common shares would be delisted from The Nasdaq SmallCap Market on June 26, 2003. This determination to delist our common shares was appealed and a hearing before the Nasdaq Listing Qualifications Hearings Panel was heard on July 31, 2003. The Panel has granted Envoy an extension to allow for approval by the U.S. Securities and Exchange Commission (SEC) of modifications to the minimum bid price rule as proposed by Nasdaq on March 18, 2003, with the exception that, on or before October 20, 2003, Envoy must evidence a closing bid price of at least US$1.00 per share for a minimum of ten consecutive trading days (or such longer period as the Panel, in its discretion, may determine) and otherwise continue to comply with at least one additional compliance requirement for continued listing. Therefore, unless the SEC approves the proposed modification to the minimum US$1.00 bid price rule on or before October 20, 2003 (in which event, we would be eligible for up to two additional 180-day periods within which to regain compliance with the minimum bid price rule as proposed by Nasdaq), Envoy’s stock must close at or above US$1.00 for at least 10 consecutive trading days on or before October 20, 2003.

At a special meeting held on August 14, 2003, our shareholders passed a special resolution authorizing a consolidation (reverse split) of the common shares on a basis to be determined by our Board of Directors, such consolidation not to exceed one new common share for each ten common shares issued and outstanding. This discretion gives our Board of Directors the flexibility to consolidate at the appropriate rate to achieve the ten day closing bid price of at least US$1.00 on or before October 20, 2003, in the event that we are not granted additional time by the Nasdaq Listing Qualifications Hearings Panel (as a result of modifications to the minimum bid price rule proposed by Nasdaq) to achieve the closing bid price of US$1.00.